                                                                     EXHIBIT (h)
                                 [BIOVAIL LOGO]


                                           CONTACT: Eugene Melnyk
                                                    Chairman of the Board
                                                    Robert Podruzny
                                                    Chief Operating Officer
                                                    Kenneth Howling
                                                    Chief Financial Officer
                                                    (416) 285-6000



FOR IMMEDIATE RELEASE:


          * BIOVAIL REPORTS RECORD 1999 THIRD QUARTER AND YEAR TO DATE
                               FINANCIAL RESULTS*


TORONTO, Canada, October 28, 1999 - Biovail Corporation International (NYSE, TSE:BVF) today reported third quarter and nine month financial results for the period ended September 30, 1999.

Revenue for the third quarter and first nine months of 1999 increased by 57% and 45% respectively to $45.6 million and $110.0 million, compared to third quarter 1998 revenue of $29.0 million and first nine months 1998 revenue of $76.1 million.

Operating income for the quarter was $21.3 million and for the first nine months of 1999 was $48.4 million, representing increases of 53% and 49% respectively over the comparable periods of 1998.

Net income for the quarter was $17.1 million or $0.70 per share, a 30% increase over the net income of $13.2 million or $0.49 per share earned in 1998. For the first nine months of 1999 net income was $37.5 million or $1.53 per share, a 23% increase over $30.6 million or $1.14 per share in the comparable period of 1998.



                                    - more -


                                 [Recycle logo]
                       BIOVAIL CORPORATION INTERNATIONAL

            2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9
                        Tel (416)285-6000 Fax (416)285-6499

Revenue and income improvements in both the third quarter and first nine months of 1999 are attributable to increasing market penetration of Tiazac(R), Biovail's prescription drug used in the treatment of angina and hypertension, in the United States and Canada, as well as the launch of a generic version of the angina/hypertension drug Verelan in the United States. In addition, increased third party research and development revenue, and the Canadian launches of Retavase, a fibrinolytic clot dissolving product, Brexidol, used for the relief of pain and Celexa, an anti-depressant have all contributed to the company's increasing revenue and income performance.

Eugene Melnyk, Chairman of the Board commented, "We are pleased to report that the revenue diversification strategies initiated historically are today generating positive results. Biovail's short-term growth strategy is on track with the launch of two generic products in the U.S., the launch of four new products in the Canadian marketplace, the tentative approval of generic Adalat CC and Cardizem CD and the FDA review of generic applications for Procardia XL, Dilacor XR and Voltaren XR. The development of our branded product pipeline is on track and is expected to contribute significantly in the future. The Fuisz Technology Ltd. acquisition is scheduled to close in November giving Biovail additional technological platforms allowing us to capitalize on many exciting opportunities."

Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPP approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission.

                        BIOVAIL CORPORATION INTERNATIONAL
                           CONSOLIDATED BALANCE SHEETS
         (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)


                                                                SEPTEMBER 30,       December 31,
                                                                    1999                1998
                                                                 (UNAUDITED)          (Audited)
                                                                 -----------          ---------
                  ASSETS
CURRENT
     Cash and short-term deposits                                 $   22,938          $   78,279
     Accounts receivable                                              48,060              42,768
     Inventories                                                      14,053              10,542
     Executive stock purchase plan loans                               2,320               2,924
     Deposits and prepaid expenses                                     3,425               3,357
                                                                  ----------          ----------
                                                                      90,796             137,870

LONG-TERM INVESTMENTS                                                 10,055              10,055
INVESTMENT IN FUISZ TECHNOLOGIES LTD.                                 77,118                   -
CAPITAL ASSETS, net                                                   26,930              23,677
OTHER ASSETS, net                                                     28,574              28,317
                                                                  ----------          ----------
                                                                  $  233,473           $ 199,919
                                                                  ==========          ==========
               LIABILITIES
CURRENT
     Accounts payable                                             $   17,013           $  12,244
     Accrued liabilities                                               8,163               4,129
     Income taxes payable                                              2,007               1,004
     Customer prepayments                                             17,443               4,516
     Current portion of long-term debt                                   747                 653
                                                                  ----------          ----------
                                                                      45,373              22,546

LONG-TERM DEBT                                                       125,478             126,182
                                                                  ----------          ----------
                                                                     170,851             148,728
                                                                  ----------          ----------
         SHAREHOLDERS' EQUITY
     Share capital                                                    21,797              19,428
     Warrants                                                          8,244               8,244
     Retained earnings                                                32,275              24,748
     Cumulative translation adjustment                                   306              (1,229)
                                                                  ----------          ----------
                                                                      62,622              51,191
                                                                  ----------          ----------
                                                                  $  233,473          $  199,919
                                                                  ==========          ==========

                        BIOVAIL CORPORATION INTERNATIONAL
                        CONSOLIDATED STATEMENTS OF INCOME
                  (ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE
                     EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                             THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                               SEPTEMBER 30,                          SEPTEMBER 30,
                                                  -------------------------------------   -----------------------------------
                                                          1999                1998              1999               1998
                                                          ----                ----              ----               ----
REVENUE
     Product sales                                 $       28,730        $      16,540     $       66,271      $       45,303
     Research and development                              12,240                8,974             27,592              20,927
     Royalty and licensing                                  4,637                3,476             16,139               9,905
                                                   --------------        -------------     --------------      --------------
                                                           45,607               28,990            110,002              76,135
                                                   --------------        -------------     --------------      --------------
EXPENSES
     Cost of goods sold                                     8,946                6,946             21,833              18,956
     Research and development                               7,699                4,047             19,482              12,179
     Selling, general and administrative                    7,678                4,067             20,282              12,521
                                                   --------------        -------------     --------------      --------------
                                                           24,323               15,060             61,597              43,656
                                                   --------------        -------------     --------------      --------------
OPERATING INCOME
                                                           21,284               13,930             48,405              32,479
EQUITY IN LOSS OF
     FUISZ TECHNOLOGIES LTD.                                 (361)                   -               (361)                  -
INTEREST EXPENSE, net                                      (2,722)                 (97)            (8,171)               (254)
                                                   --------------        -------------     --------------      --------------
INCOME BEFORE INCOME TAXES                                 18,201               13,833             39,873              32,225
PROVISION FOR INCOME TAXES                                  1,062                  629              2,370               1,629
                                                   --------------        -------------     --------------      --------------
NET INCOME                                         $       17,139        $      13,204     $       37,503      $       30,596
                                                   ==============        =============     ==============      ==============
EARNINGS PER SHARE                                 $         0.70        $        0.49     $         1.53      $         1.14
                                                   ==============        =============     ==============      ==============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                         24,451,000           26,899,000         24,451,000          26,899,000
                                                   ==============        =============     ==============      ==============

                        BIOVAIL CORPORATION INTERNATIONAL
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
         (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)


                                                                       NINE MONTHS ENDED
                                                                         SEPTEMBER 30,
                                                                 ----------------------------
                                                                   1999               1998
                                                                   ----               ----
NET INFLOW (OUTFLOW) OF CASH
RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
     Net income for the period                                   $  37,503          $  30,596
     Depreciation and amortization                                   4,960              3,534
     Equity in loss of Fuisz Technologies Ltd.                         361                  -
                                                                 ---------          ---------
                                                                    42,824             34,130
     Changes in non-cash operating items                            14,278               (805)
                                                                 ---------          ---------
                                                                    57,102             33,325
                                                                 ---------          ---------
INVESTING
     Additions to capital assets, net                               (5,281)            (2,505)
     Executive stock purchase plan loans                               719                 66
     Acquisition of product rights                                  (2,203)                 -
     Investment in Fuisz Technologies Ltd.                         (77,479)                 -
     Acquisition of long-term investments                                -            (10,000)
     Acquisition of royalty interest                                     -            (15,000)
     Increase in other assets                                            -             (4,165)
                                                                 ---------          ---------
                                                                   (84,244)           (31,604)
                                                                 ---------          ---------
FINANCING
     Acquisition of share capital                                  (30,593)           (22,598)
     Issuance of share capital                                       2,985              3,776
     Reduction in other long-term debt                                (667)            (8,455)
     Increase in other long-term debt                                    -             19,141
                                                                 ---------          ---------
                                                                   (28,275)            (8,136)
                                                                 ---------          ---------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                 76                (19)
                                                                 ---------          ---------

DECREASE IN CASH                                                   (55,341)            (6,434)

CASH AND CASH EQUIVALENTS,
     BEGINNING OF PERIOD                                            78,279              8,275
                                                                 ---------          ---------
CASH AND CASH EQUIVALENTS,
     END OF PERIOD                                               $  22,938          $   1,841
                                                                 =========          =========
REPRESENTED BY:
     Cash and short-term deposits                                $  22,938          $  11,892
     Bank indebtedness                                                   -            (10,051)
                                                                 ---------          ---------
                                                                 $  22,938          $   1,841
                                                                 =========          =========
